UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On April 3, 2025, VCI Global Limited (the “Company”) effectuated a 1-for-20 share consolidation of its authorized share capital, such that every 20 ordinary shares, no par value, in the authorized share capital of the Company be consolidated into 1 ordinary share, no par value (the “Reverse Stock Split”).

The Reverse Stock Split was approved by the Company’s board of directors on March 22, 2025. Accordingly, the Reverse Stock Split became effective, and the ordinary shares began trading on a split-adjusted basis when the market opened on April 3, 2025.

The Reverse Stock Split reduced the number of shares of common stock issued and outstanding from approximately 54.5 million to approximately 2.8 million. In connection with the Reverse Stock Split, the CUSIP number for the ordinary shares has changed to: G98218301.

No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares that would have resulted because of the Reverse Stock Split were rounded up to the nearest whole share at the participant level.

The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s ordinary shares to maintain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market. The Reverse Stock Split did not affect the number of total authorized ordinary shares of the Company.

On April 1, 2025, the Company issued a press release announcing the Reverse Stock Split. A copy of the Press Release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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